CHADBOURNE & PARKE LLP
30 Rockefeller Plaza
New York, NY 10112
December 12, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	GLG Partners, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008
Proxy Statement for the 2008 Annual Meeting of Shareholders
File No. 1-33217
Ladies and Gentlemen:
          On behalf of GLG Partners, Inc., a Delaware corporation (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated October 31, 2008 from Mr. Rufus Decker, Accounting Branch Chief, Division of Corporation Finance of the SEC, to Mr. Jeffrey M. Rojek, Chief Financial Officer of the Company (the “Comment Letter”). Set forth below are the Staff’s comments contained in Mr. Decker’s letter (in bold face type) followed by the Company’s responses.
          Where the Company is agreeing to make requested revisions to its disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. Please note that the Comment Letter was not received in time for the Company’s proposed responses to the Staff’s comments to be fully reflected in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “Q3 Form 10-Q”), which was filed with the SEC on November 10, 2008.
Form 10-K for the Year Ended December 31, 2007
General
          1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.
          The Company notes the Staff’s comments and has provided supplementally in its responses, where appropriate, what the proposed disclosure or other revisions will look like in the Company’s future filings.

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Business, page 4
          2. Please disclose for each of the last three fiscal years the amount or percentage of total revenue contributed by any fund product which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years. Please see Item 101(c)(1)(i) of Regulation S-K.
          The Company supplementally advises the Staff as follows and will include substantially similar disclosure in its future filings on Form 10-K:
          The Company earns substantially all its revenue from the management of alternative strategy, long-only and multi-strategy investment funds (the “GLG Funds”) and managed accounts. For the years ended December 31, 2007, 2006 and 2005, revenues from the alternative strategy GLG Funds represented 87%, 83% and 75%, respectively, of the Company’s consolidated revenues and revenues from the long-only GLG Funds represented 11%, 15% and 24%, respectively, of the Company’s consolidated revenues.
          Of the alternative strategy GLG Funds, the GLG Market Neutral Fund, the GLG European Long-Short Fund and the GLG Emerging Markets Fund each represented 10% or more of the Company’s consolidated revenues for each of the years ended December 31, 2007 and 2006 and the GLG Market Neutral Fund and the GLG European Long-Short Fund each represented 10% or more of the Company’s consolidated revenues for the year ended December 31, 2005. These GLG Funds represented $599.2 million, $356.7 million and $243.6 million of the Company’s consolidated revenues for the years ended December 31, 2007, 2006 and 2005, respectively.
          3. We note your disclosure that you have a team of 13 marketing professionals which is split into geographical regions. Please disclose in the “Business” section the financial information about geographic areas set forth in Item 101(d) of Regulation S-K. If providing the geographic information is impracticable, please disclose that fact.
          In response to the Staff’s comment, the Company respectfully advises the Staff that it operates and transacts its business on an integrated basis mainly in London, which is its strategic and operational center and where substantially all its investment personnel are located. The Company’s customers are the GLG Funds and managed accounts which are domiciled primarily in the Cayman Islands and Ireland. The domicile of the GLG Funds and managed accounts would not provide any meaningful geographic segment information. The investors and potential investors in the GLG Funds are located in a number of different countries and include institutions trading through a variety of locations who, in turn may be acting on behalf of their collective clients, and private individuals. Given the uncertainty over the location of the ultimate investor in the GLG Funds and managed accounts, the Company does not maintain revenue data in a format that would enable a geographical analysis to be produced, nor does it believe this analysis would be useful to investors in the Company.

Securities and Exchange Commission	-3-	December 12, 2008
          For similar reasons, the Company does not provide geographic information under SFAS No. 131 in the footnotes to the Company’s financial statements. See the Company’s response to comment no. 99 of the Staff’s comment letter dated August 10, 2007 with respect to the Company’s proxy statement on Schedule 14A filed in connection with the acquisition (the “Acquisition”) of GLG Partners LP and its affiliated entities (collectively, “GLG”).
Legal Proceedings, page 46
          4. Please identify the administrative or judicial body to which you have appealed the Vivendi matter, as well as the date on which you initiated the appeal. Please see Item 103 of Regulation S-K.
          In response to the Staff’s comment, the Company will revise the description of the Vivendi matter to disclose that the Company appealed the AMF’s decision to impose a fine against the Company to the Court of Appeals (First Chamber) in Paris and the Conseil d’Etat on August 21, 2007.
Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 47
          5. Please provide the dividend information required by Item 201(c) of Regulation S-K.
          In response to the Staff’s comment, the Company notes that prior to 2008, the Company had not paid any cash dividends and, as a result, no disclosure of historic dividends was required. The Company is supplementally providing the Staff with the following dividend information required by Item 201(c) of Regulation S-K and will include comparable information in its future filings on Form 10-K:
          The Company declared a regular quarterly dividend of $0.025 per share of common stock in each of the first, second and third quarters of 2008 on all outstanding shares of common stock, including unvested shares of restricted stock under the Company’s equity-based plans. On February 25, 2008 the first quarterly dividend was declared payable on April 21, 2008 to holders of record on April 10, 2008. On June 16, 2008 the second quarterly dividend was declared payable on July 21, 2008 to holders of record on July 10, 2008. On September 26, 2008 the third quarterly dividend was declared payable on October 21, 2008 to holders of record on October 10, 2008.
          Quarterly dividends of $0.025 per share on the Exchangeable Shares were also declared, payable by the Company on each of April 21, 2008, July 21, 2008 and October 21, 2008, to holders of the FA Sub 2 Limited Exchangeable Shares, who are entitled to dividends based on the 58,904,993 shares of common stock of the Company into which the Exchangeable Shares are exchangeable.
          The Company is subject to restrictions on the declaration and payment of dividends to its shareholders under the terms of the credit agreement for its term and revolving loan

Securities and Exchange Commission	-4-	December 12, 2008
facilities. Pursuant to the credit agreement, the Company can declare and pay dividends so long as both before and after giving effect to the dividend, (1) the Company maintains at the end of each fiscal quarter a leverage ratio of not more than 4.5:1, calculated on the basis of adjusted earnings before interest, taxes, depreciation and amortization (as defined in the credit agreement) on a last twelve months basis, and (2) no default or event of default under the credit agreement has occurred and is continuing at the date of declaration or payment of the dividend or would result therefrom.
Selected Financial Data, page 49
          6. Please revise your selected financial data schedule to include both basic and diluted earnings per share as required by Item 301 of Regulation S-K.
          The Company is supplementally providing the Staff with the following basic and diluted earnings per share information which will be included in the Company’s Selected Financial Data table as required by Item 301 of Regulation S-K in its future filings on Form 10-K:

	2007	2006	2005	2004	2003

Net (loss)/income per share-basic	$(2.11)	$1.16	$1.25	$1.68	$1.20

Net (loss)/income per share-diluted	(2.11)	0.81	0.87	1.17	0.84
Management’s Discussion and Analysis of Financial Condition and Results Of Operations, page 50
     Critical Accounting Policies, page 53
General
          7. We note certain of your material revenue streams are based on the value of Assets Under Management (AUM). Please disclose how you calculate the value of your assets under management. If significant judgment is involved in the calculation of AUM and this directly impacts such calculation of your revenue recognition, please address the need to identify AUM as a critical accounting policy. We believe the following disclosures would be useful to investors:
•	Explanation of each of the models/techniques used to estimate fair value of the underlying assets under management;

•	Detailed discussion of the material estimates and assumptions used in each of the models; and

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•	Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the assets under management.
     Please refer to Section 501.14 of the Financial Reporting Codification for guidance.
          In response to the Staff’s comment, the Company respectfully advises the Staff that historically, the vast majority of the Company’s AUM are liquid instruments that have readily available market values and, as described below, while certain investments held by the GLG Funds and managed accounts do not have a readily ascertainable market value, these investments have historically constituted a relatively small portion of the Company’s overall AUM. As a result, the Company does not believe that for purposes of its periodic reports filed to date there were any material assumptions or estimates in determining its revenues such that AUM should be identified as a critical accounting policy of the Company in MD&A. The Company continually monitors the underlying investments that drive its AUM and will make appropriate disclosures in its future filings if the level of illiquid assets rises to a level that additional disclosure would be useful to a user of the Company’s financial statements. The Company supplementally notes that fee revenues are not recognized until the fair values of AUM are determined, and the fees earned by the Company are not repayable once determined.
          In response to the Staff’s comment, however, the Company believes that it would be appropriate to include additional disclosure in the footnotes to the Company’s financial statements in order to provide investors with additional insight with respect to the valuation of the Company’s AUM, on which the Company earns fees. Therefore, the Company is supplementally providing the Staff with the following disclosure and will include substantially similar disclosure in its future filings on Form 10-K or Form 10-Q in its discussion of its accounting policies in the Notes to Consolidated and Combined Financial Statements of the Company:
          “Assets Under Management
          The Company’s assets under management (“AUM”) are comprised of cash balances, discretionary managed accounts and fund assets. The net asset value (NAV) of AUM related to discretionary managed accounts is determined by the third party custodian of those accounts. The Company’s related management, administration and performance fees are determined pursuant to the terms of the respective clients’ investment management agreement, which in turn refer to the NAV of those accounts as determined by the custodian. The NAV of fund assets in the GLG Funds is determined by the third party administrator of the GLG Funds. The administrators of the GLG Funds utilize the fair value methodology described below in determining the NAV of the respective fund assets.
          Management, administration and performance fees depend on, among other things, the fair value of AUM. The fair value of financial instruments traded in active markets (such as publicly traded derivatives and trading securities) is based on closing quoted market prices at the balance sheet date. The quoted value of financial assets and liabilities not traded in an active market that are held by the funds is the current “mid” price based on prices from multiple broker quotes and/or prices obtained from

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recognized financial data service providers. When a fund holds OTC derivatives it uses mid-market prices as a basis for establishing fair values. Futures and options are valued based on closing market prices. Forward and swap contracts are valued based on current observable market inputs and/or prices obtained from recognized financial data service providers.
          For investments that do not have a readily ascertainable market value, such as private placements of equity and debt securities, the most recent transaction price is utilized as the best available information related to the fair value of the investment. The Company continuously monitors and carefully considers whether events and developments related to the underlying portfolio companies warrant a change to the current carrying value. For investments where it is determined that the most recent transaction price is not the best indicator of fair value, fair value is determined by using a number of methodologies and procedures, including but not limited to (1) performing comparisons with prices of comparable or similar securities; (2) obtaining valuation-related information from issuers; (3) discounted cash flow models; (4) related transactions subsequent to the acquisition of the investment; and/or (5) consulting other analytical data and indicators of value. The methodologies and processes used will be based on the specific attributes related to an investment and available market data and comparative information, depending on the most reliable information at the time.”
          In response to the Staff’s comment, the Company notes that the Company currently discloses the sensitivity analysis of a 10% change in the fair value of assets under “Item 3. Quantitative and Qualitative Disclosures About Market Risk” in the Q3 Form 10-Q. As of September 30, 2008, a 10% change in the fair values of all the investments held by the GLG Funds and managed accounts would impact future net management fees in the following four fiscal quarters by an aggregate of $28.5 million, assuming that there is no subsequent change to the investments held by the GLG Funds and managed accounts in those four following fiscal quarters. As described in Item 3, the impacts of such a 10% change on performance fees and administration fees cannot be readily predicted or estimated because of the nature of how such fees are calculated.
     Assessing Business Performance, page 60
          8. Please expand/revise your discussion regarding your non-GAAP financial measures for the following:
•	Revise your disclosure herein and elsewhere in your filings to provide a more comprehensive explanation as to how you use Non-GAAP PSCB and adjusted net income to conduct and/or evaluate your business on a consolidated basis, including the economic substance behind management’s decision to use this measure. As noted from Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures”, “companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.” Please also refer to SAB Topic 14:G for additional guidance.

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•	On page 61, you disclose your belief that the non-GAAP measure adjusted net income better represents profits available for distribution to stockholders than does GAAP net income. Please provide us a comprehensive explanation and revise future filings to clarify how this measure represents profits available for distribution to stockholders.

•	You also indicate that non-GAAP adjusted net income may not be indicative of the cash flows from operations as determined in accordance with GAAP. Please provide us a comprehensive explanation and revise future filings to clarify, if appropriate, why you are relating this apparent non-GAAP performance measure to a (GAAP liquidity measure. If you are using this measure as a liquidity measure, please demonstrate how this measure meets the requirements of Item 10(e)(1) of Regulation S-K and if this measure meets those requirements, provide a reconciliation of adjusted net income to cash flows from operations.
          In response to the Staff’s comment, the Company advises the Staff that it has revised its discussion of Non-GAAP CPB and adjusted net income in MD&A in the Q3 Form 10-Q under the heading “— Expenses — Compensation, Benefits and Limited Partner Profit Share” which is cross-referenced under the heading “— Assessing Business Performance” substantially as follows and will include substantially similar disclosure in its future filings on Form 10-K and Form 10-Q:
          “Under GAAP, there is a charge to compensation expense for Acquisition-related compensation expense based on certain service conditions. However, management believes that this charge does not reflect our ongoing core business operations and compensation expense and excludes such amounts for purposes of assessing our ongoing core business performance. In the case of the Acquisition-related compensation expense associated with Sage Summit LP and Lavender Heights Capital LP, because (1) awards forfeited by participants in the equity participation plan who terminated their service with the Company and who are no longer limited partners are returned to Sage Summit LP and Lavender Heights Capital LP, and not GLG, (2) the cash and stock held by the limited partnerships may be reallocated to then existing or future participants in the plan without further dilution to our shareholders, (3) the amount of consideration received by the entities in the Acquisition was awarded prior to the Acquisition based on the contributions of the participants in the equity participation plan prior to the Acquisition and (4) the amount reduced the number of shares which would otherwise have been paid to the Former GLG shareowners in the Acquisition, management measures ongoing business performance by excluding these amounts. In the case of the Acquisition-related compensation expense associated with the Restricted Stock Plan, because the amount allocated to the Restricted Stock Plan was designed to recognize employees, service providers and key personnel for their contribution to GLG prior to the Acquisition and because the shares allocated to the Restricted Stock Plan reduced the number of shares which would otherwise have been paid to the Former GLG Shareowners in the Acquisition, management measures ongoing business performance by excluding these amounts. In the case of the Acquisition-related

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compensation expense associated with the agreement among principals and trustees, because, notwithstanding the service requirement in SFAS 123(R), neither the vesting nor forfeiture provisions of that agreement would be accretive or dilutive to our present or future shareholders, management measures ongoing business performance by excluding these amounts.
          As a result of our view on the Acquisition-related compensation expense, we present the measure non-GAAP CBP, which is a non-GAAP financial measure used to calculate adjusted net income, as described below under “— Assessing Business Performance”, and which deducts Acquisition-related compensation expense from GAAP compensation, benefits and profit share expense, to show the total ongoing cost of the services provided to us by both participants in the limited partner profit share arrangement and employees in relation to services rendered during the periods under consideration.”
          As described above, the non-GAAP measure “adjusted net income” excludes Acquisition-related non-cash charges that do not require future outflows beyond those recorded as Investments in GLG Funds or Restricted Cash (see the Company’s response to Staff comment no. 18) and, therefore, in management’s view presents a better measure of earnings available for distribution to participating security holders than does GAAP net income before minority interests. In addition, as disclosed in the Company’s discussion of non-GAAP financial measures under the heading “— Assessing Business Performance” in MD&A, under the Company’s revolving credit and term loan facilities, the Company is required to maintain compliance with certain financial covenants based on the non-GAAP measure adjusted earnings before interest expense, provision for income taxes, depreciation and amortization (adjusted EBITDA) which is calculated based on the non-GAAP adjusted net income measure. As a result, management regularly reviews adjusted net income and adjusted EBITDA in order to ensure compliance with these covenants.
          The Company further supplementally advises the Staff that upon further review of its disclosure, the Company has removed the reference to GAAP cash flows from operations in the Q3 Form 10-Q.
     Assets Under Management, page 61
          9. Please separately disclose and discuss inflows and redemptions on a gross basis such that readers can clearly identify any trends depicted by these cash inflows and outflows.
          The Company supplementally advises the Staff as follows: The Company’s management and administration fees are generally calculated based on the beginning of the month AUM. The beginning of the month AUM is impacted by the GLG Funds’ previous month’s performance, changes in foreign exchange rates for non dollar denominated share classes, and net inflows and outflows during the previous month. Inflows and outflows on a gross basis during the reporting period has no impact on the Company’s revenue and the Company does not believe this provides additional useful information to the reader of the Company’s financial statements.

Securities and Exchange Commission	-9-	December 12, 2008
          Due to the Company’s structure as a multi-strategy and multi-fund asset manager, the fund investors may move from GLG Fund to GLG Fund within a reporting period, certain GLG Funds may redeem and/or subscribe to other GLG Funds, and internal fund of funds may subscribe and/or redeem from GLG Funds within a reporting period. These flows could significantly impact gross inflows and outflows (but not net amounts) while providing no material increase or decrease in revenues and providing potentially misleading information on the Company’s ability to attract “new” AUM. Also due to the Company’s structure as a multi-fund asset manager which has discretion over a substantial amount of its AUM, as well as the Company’s internal fund-of-fund asset allocations, management’s processes and systems track and analyze the net fund inflows and outflows.
          In addition, based on a review of the public filings of comparable companies, the Company believes that no other peer company currently discloses inflows and redemptions on a gross basis. Management believes that the current disclosure, which breaks out net inflows and outflows, net performance and the impact of changes in foreign exchange rates on our AUM during the period is the most useful and appropriate information to the readers of the Company’s financial statements.
          The Company further notes that it has in the past and will continue in the future to discuss material items of gross inflow and outflow. For example, in the Q3 Form 10-Q, the Company disclosed the gross outflow resulting from the announced departure of the portfolio manager of the GLG Emerging Markets Fund and three other emerging markets funds in October 2008 under the heading “— Assets Under Management” in MD&A. Similarly, the Company expects to discuss in its next Form 10-K the gross inflows from the investment mandate awarded to the Company by the Asset Management Division of Banca Fideuram (Intesa Sanpaolo Group) in October 2008 and discussed in the Company’s earnings release dated November 10, 2008.
     Liquidity and Capital Resources, page 75
          10. To the extent material, please discuss the liquidity provided by any credit facilities to which you or your subsidiaries have access (e.g., the October 30, 2007 credit agreement discussed on page 75 under “Contractual Obligations, Commitments and Contingencies”).
          The Company advises the Staff that in response to the Staff’s comment, it has revised the disclosure under the heading “Liquidity and Capital Resources” in MD&A in the Q3 Form 10-Q to include the following discussion of the Company’s credit facilities and will include substantially similar disclosure in its future filings on Form 10-K and Form 10-Q:
          “We currently have $530 million dollars outstanding under a 5-year amortizing term loan facility, of which the first principal payment is due in the second half of 2011. We also have a $40 million 5-year revolving credit facility which is fully drawn with the same syndicate of banks as the term loan facility. We are current on all required payments related to these two loan facilities and are in compliance with all financial and other covenants as of September 30, 2008.

Securities and Exchange Commission	-10-	December 12, 2008
          The financial covenants require that we have fee paying AUM (approximately equal to our disclosed gross AUM) on December 31, 2008 of $15 billion (which is tested annually and increases $500 million per year until 2012) and that we maintain at the end of each fiscal quarter a leverage ratio of not more than 4.5:1 calculated on the basis of adjusted earnings before interest, taxes, depreciation and amortization (as defined in our credit agreement for the loan facilities) on a last twelve months basis. We believe we will be in compliance with these financial covenants as of December 31, 2008, although there can be no assurance in this regard. Factors affecting our ability to comply with these covenants include: the performance of the GLG Funds prior to the end of each relevant measurement period, future net redemptions, currency movements — principally Euro versus the U.S. dollar — and the level of our compensation and general and administration expenses. In addition, we believe that there are a number of options available to us to maintain compliance with the above covenants, should the risk of compliance increase, including obtaining a waiver, strategic acquisitions that would increase AUM and/or earnings and reducing debt levels through the use of free cash or from the proceeds of the issuance of additional equity. Our credit agreement also includes restrictive covenants which, among other things, restricts our ability to incur additional indebtedness.”
          11. Your statement that “the increase in cash provided by operating activities from 2006 to 2007 was attributable to an increase in net income (excluding share-based compensation) arising from increased revenues,” does not provide sufficient information for readers. Please expand your discussion to clarify why your revenues increased significantly during the year ended December 31, 2007. Please also discuss any other factors that contributed to the significant increase in net cash provided by operating activities. Your discussion should add more insight into the reasons for the significant increase in cash provided by operating activities and whether this increase is temporary or expected to continue in the future.
          The Company refers the Staff to its disclosure on pages 65 and 66 of the Company’s annual report on Form 10-K/A for the year ended December 31, 2007 (the “2007 Form 10-K/A”) which describe under the heading “Net Revenues and Other Income” the factors contributing to the Company’s increase in revenues during the year ended December 31, 2007. The Company further refers the Staff to the disclosure on page 62 of the 2007 Form 10-K/A, which describes and reconciles the growth in AUM between 2006 and 2007. The Company believes that these disclosures are sufficient to provide readers of the Company’s financial statement with the factors underlying the increase in revenues from 2006 to 2007.
          The Company supplementally advises the Staff that the $174 million increase in cash provided by operating activities from 2006 to 2007 was attributable to the following factors and will similarly expand its disclosure of the factors underlying the changes in cash provided by operating activities in its future filings on Form 10-K and Form 10-Q to give readers better insight into the drivers of operating cash flow:

Securities and Exchange Commission	-11-	December 12, 2008
“	•	Management and Administration Fees. Management and administration fees are largely received monthly and are driven by the average net AUM and fee rates in each fund. Management and administration fees increased by $106 million from 2006 due to higher net average AUM from net fund inflows, performance gains and appreciation of Euro denominated AUM.

	•	Performance Fees. Performance fees are generally received every six months in the month following crystallization (i.e., 2007 operating cash flows arise from the receipt of June 2007 and December 2006 performance fees). Increased performance fees contributed $175 million to the increase in operating cash flows from 2006.

	•	Compensation, employee benefits and profit share. The most significant component of compensation, employee benefits and profit share is discretionary compensation and limited partner profit share paid during the year following the year in which the related business performance is achieved (i.e., 2007 compensation cash flows are largely influenced by discretionary compensation and limited partner profit share paid in respect of 2006 business performance). Compensation, employee benefits and profit share increased by $65 million from 2006 as a result of higher discretionary compensation and limited partner profit share arising from higher revenues generated in 2006.

	•	General, administrative and other. General, administrative and other outflows increased by $46 million as a result of increased scale in the Company’s business and public company operating costs in preparation for and following the reverse acquisition transaction with Freedom.
This mismatch in timing between receipt of largely semi-annual performance fee revenues and the annual payment of associated discretionary compensation costs, when combined with the volatility of performance fee revenues can lead to substantial volatility and differences between net income and cash flows from operations.”
          12. Please clarify whether you have significant financial covenants under your long-term loan payable. If so, please provide a discussion of your material financial debt covenants. Unless management believes that the likelihood of default is remote, your discussion should disclose the actual covenant amounts for the most recent period presented and indicate whether you are in compliance with those covenants. See Section 501.03 of the Financial Reporting Codification. Please also include this disclosure in your financial statement footnotes as well. Refer also to SEC Release 33-8350 — Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.
          See the Company’s response to Staff comment no. 10 and the Company’s revised disclosure of the material financial covenants under the revolving and term loan facilities and the Company’s compliance with the covenants under the heading “Liquidity and Capital Resources” in MD&A in the Q3 Form 10-Q described in that response. The Company further supplementally advises the Staff that it will also include disclosure of the actual covenant amounts for the relevant period and the Company’s compliance with those

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covenants in the footnotes to the Company’s financial statements in its future filings on Form 10-K and Form 10-Q.
     Contractual Obligations, Commitments and Contingencies, page 76
          13. Please revise your table of future loan principal payments to include a line item for estimated interest payments on your long-term debt based on its current terms. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts in a footnote to the table. Please refer to Item 303(a)(5) of Regulation S-K and Section IV of SEC Release 33-8350.
          In response to the Staff’s comment, the Company is supplementally providing the Staff with the following revised table of future loan principal payments to disclose the estimated interest payments on the Company’s long-term debt based on current terms, as requested by the Staff, and will include substantially similar disclosure in its future filings on Form 10-K:

Weighted-average interest rate at December 31, 2007	6.476%

Scheduled interest payments for long-term borrowings at December 31, 2007 are as follows (in thousands):

2008	$37,530
2009	37,427
2010	37,427
2011	30,181
Thereafter	12,404

$154,969

Financial Statements
Combined and Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity, page F-5
          14. You indicate that the issuance of common stock and recapitalization on Acquisition resulted in a $(267,660) to additional paid in capital. On page F-7, you indicate that the acquisition has been treated as the equivalent of GLG issuing stock for the net monetary assets of Freedom Acquisition accompanied by a recapitalization of GLG. Please tell us how you determined that this acquisition resulted in a $(267,660) adjustment to additional paid in capital which appears to suggest that the acquisition resulted in GLG issuing stock for the net liabilities of Freedom Acquisition. If the acquisition resulted in acquisition of net liabilities, address the appropriateness of including this amount within additional paid in capital rather than within retained earnings. Please advise. Cite the accounting literature to support your conclusions.

Securities and Exchange Commission	-13-	December 12, 2008
          The Company refers the Staff to Note 3, The Acquisition, in the Notes to Combined and Consolidated Financial Statements in the 2007 Form 10-K/A on page F-18 and advises the Staff that as disclosed in Note 3, the Company acquired $505.7 million of net current assets from Freedom Acquisition Holdings, Inc. (“Freedom”) in the Acquisition. In addition, the founders of Freedom made a further $50 million co-investment in the Company concurrent with the closing of the Acquisition and the Company incurred $38 million of Acquisition-related expenses. These amounts were recognized within additional paid-in capital on the Company’s balance sheets. In connection with the Acquisition and recapitalization, the members’ equity of GLG, the legal acquiree in the transaction, was re-allocated to additional paid-in capital on the Company’s balance sheet. The cash consideration paid to the former GLG shareowners in the Acquisition, other than $150 million allocated to participants in the equity participation plan, was accounted for as an $850 million decrease in additional paid-in capital on the Company’s balance sheet.
          The payment to the former GLG shareowners was received as a return of capital in the hands of the owners. The Company refers to FASB Current Text C23.102 Capital Stock: Treasury Stock, which states:
     “If an enterprise’s [capital] stock is retired, or purchased for constructive retirement (with or without an intention to retire the stock formally in accordance with applicable laws):
     a. An excess of purchase price over par or stated value may be allocated between additional paid-in capital and retained earnings.
     The portion of the excess allocated to additional paid-in capital shall be limited to the sum of (1) all additional paid-in capital arising from previous retirements and net ‘gains’ on sales of treasury stock of the same issue and (2) the pro rata portion of additional paid-in capital, voluntary transfers of retained earnings, capitalization of stock dividends, etc., on the same issue. For this purpose, any remaining additional paid-in capital applicable to issues fully retired (formal or constructive) is deemed to be applicable pro rata to shares of common stock. Alternatively, the excess may be charged entirely to retained earnings in recognition of the fact that an enterprise can always capitalize or allocate retained earnings for such purposes or may be reflected entirely as a deduction from additional paid-in capital.”
          The Company supplementally advises the Staff that while the accounting literature referenced above may not be directly on point, the Company views the impact of the transaction to be analogous to the situation described in the above-referenced accounting literature. In the absence of more directly applicable accounting guidance, the Company chose in its view a reasonable treatment for the transaction of including the amounts within additional paid in capital rather than within retained earnings.
Summary of Significant Accounting Policies, page F-9
     Revenue Recognition, page F-11

Securities and Exchange Commission	-14-	December 12, 2008
          15. You state that “Under Method 1, the Company does not recognize performance fee revenues and related compensation until the end of the measurement period when the amounts are contractually payable, or crystallized.” Since EITF Topic D-96 only speaks to revenue recognition, please revise your revenue recognition footnote on page F-11 to eliminate your reference to related compensation expense recognition or better clarify that EITF Topic D-96 does not address the appropriate accounting for the related compensation.
          The Company supplementally advises the Staff that in response to the Staff’s comment, it has revised its discussion of revenue recognition under EITF Topic D-96 in Note 2 of the Notes to Combined and Consolidated Financial Statements in the Q3 Form 10-Q to eliminate the reference to related compensation expense recognition and intends to do so in its future filings on Form 10-K and Form 10-Q.
     Employee Compensation and Benefits, page F-12
          16. Under variable compensation, you indicate that variable compensation expense is recognized at the same time as the underlying fee revenue is crystallized depending on the fee revenue source. Please tell us supplementally and revise your filings to indicate your basis for not recognizing variable compensation expense until the fee revenue is crystallized. Please cite the accounting literature used to support your conclusion.
          The Company supplementally advises the Staff that the liability for variable compensation is a formulaic obligation calculated by reference to and payable following the crystallization of fee revenues at the end of each fee period.
          The majority of variable compensation is linked to the crystallization of management fee revenues and paid in the month following crystallization. A portion of variable compensation is linked to performance fees earned, which crystallize mainly at the end of the second and fourth quarters. As performance is volatile, the Company does not have sufficient visibility with respect to what the final obligation will be at the end of the first and third quarters to make a reliable estimate of the liability (which can be $0 in the event of negative performance).
          Consequently, and in accordance with the cause and effect criteria of paragraph 78 of SFAS No. 5, the Company does not recognize variable compensation expense until the related fee revenue is crystallized.
          17. Please also tell us supplementally and clarify what you mean by the term “notional discretionary compensation” under discretionary compensation.
          The Company supplementally advises the Staff that the Company uses the term “notional” to refer to bonuses that, in a limited number of circumstances, are not guaranteed and which the Company is not obligated to pay if the relevant employee or limited partner, as the case may be, were to terminate their service before the bonus is earned and paid. The provision for discretionary compensation during an interim period is the Company’s best

Securities and Exchange Commission	-15-	December 12, 2008
estimate given the then currently available information of the bonus pool, as pro rated for services performed for the year to date. To improve clarity, the Company will use the term “estimated discretionary compensation liability” to describe the liability in its future filings on Form 10-K and Form 10-Q.
     Investments, page F-13
          18. On page F-15, you indicate that you hold $96.5 million in GLG Funds that have a fixed notional amount and do not have any entitlement to participate in movement of net assets, nor do they generate any income for you. Based on this information, tell us supplementally and revise future filings to clarify why it is appropriate for you to account for these investments as available for sale investments under SFAS 115.
          The Company believes that the Staff is referring to the third paragraph on page F-15 of the 2007 Form 10-K/A in its comment. The Company supplementally advises the Staff that as described therein, the subscriber and management shares held by the Company in the GLG Funds do not have any entitlement to participate in the movement of net assets; however, the direct investment in the GLG Funds by the Company’s consolidated limited partnership entities, Sage Summit LP and Lavender Heights Capital LP, fully participates in the changes in fair value of the underlying GLG Funds.
          The Company supplementally advises the Staff that in order to provide further clarity with respect to the investments by the two consolidated limited partnerships in the GLG Funds, it will revise its description of the accounting policy for the investments held by the equity participation plan limited partnerships substantially to add the following under the heading “Investments” in the future filings on Form 10-K and Form 10-Q:
          “In connection with the Acquisition, consideration of $150 million in cash and 33 million shares of the Company’s common stock was paid to two consolidated limited partnerships under the equity participation plan to be paid/delivered to their members on the completion of the requisite vesting period, generally over 3 or 4 years. The first vested portion consisting of $30 million of cash and 7,617,500 shares was paid or delivered to members on November 2, 2007 and recorded as compensation expense.
          Of the remaining $120 million of cash proceeds, $24 million is held by certain members of the two limited partnerships in the form of loan notes from another GLG subsidiary (and against which that GLG subsidiary holds restricted cash in an escrow account), and $96 million was invested by the two limited partnerships in two GLG Funds. As the partnerships are consolidated in the Company’s financial statements, changes in the fair value of the investments in the GLG Funds are recorded in other comprehensive income until such time as the investments are redeemed, when the portion of accumulated gains and loss attributable to the redeemed investments will be recorded as other income/(loss).

Securities and Exchange Commission	-16-	December 12, 2008
          The remaining 25,382,500 shares of common stock held by the limited partnerships are treated for accounting purposes as treasury stock at the acquisition date fair value of $13.70 against additional paid in capital, which are expected to reduce to zero over 4 years as the shares are delivered to members as they complete the requisite service period for vesting. The Company records compensation expense for these shares in accordance with EITF 96-18, as the members have been determined by the Company to be non-employees.
          The Company also records compensation expense for the $150 million cash portion of the award over the vesting period adopting the same recognition method as for the share based awards. Additional compensation is also recognized for changes in fair value of the investments and interest earned on the loan notes to the extent that compensation has also been earned on the underlying principal amount, irrespective of whether the unrealized gain has been recorded in other comprehensive income in the Company’s statements of operations.
          As the investments are equity investments that are marketable securities and are not held for trading purposes, the Company has classified the investments as available for sale securities in accordance with SFAS 115.”
     Equity-Based Compensation, page F-15
          19. Please tell and revise your filings to clarify how you determined that key personnel who are participants in the limited partner profit arrangements are not deemed employees such that it is appropriate to account for the equity instruments issued to limited partners in accordance with EITF 96-18 rather than SFAS 123(R). To the extent necessary, identify the key personnel who are participants in the limited partner profit arrangements. As disclosed on page 59, please also tell us and disclose who Steven Roth and Greg Coffey are.
          The Company supplementally advises the Staff that the participants in the limited partner profit arrangements in each instance either (1) provide services as partners of Laurel Heights LLP, an English limited liability partnership, (2) provide services as partners of Lavender Heights LLP, a Delaware limited liability partnership, (3) are partners of GLG Partners Services LP, a Cayman Islands limited partnership, but do not provide services to such limited partnership, or (4) a combination of the above. In all of the above circumstances, as partners, the individuals have capital interests and profit interests in a partnership and are partners, not employees, under the applicable partnership laws of the relevant jurisdiction.
          The Company supplementally advises the Staff that for accounting purposes it has determined:
•	that the individuals do not meet the definition of employee as described in Appendix E of SFAS 123(R) and, therefore, the awards must be accounted for under the provisions of EITF 96-18. Appendix E defines an employee as “An individual

Securities and Exchange Commission	-17-	December 12, 2008
over whom the grantor of a share based compensation award exercises or has the right to exercise sufficient control to establish an employer-employee relationship based on common law as illustrated in case law and currently under U.S. Internal Revenue Service Revenue Ruling 87-41.171
171 A reporting entity based in a foreign jurisdiction would determine whether an employee-employer relationship exists based on the pertinent laws of that jurisdiction.”
•	that the individuals are treated for tax purposes as being self-employed rather than employees under the applicable UK standard, which is substantially equivalent to IRS Revenue Ruling 87-41, and consequently the partners have been determined to be non-employees for the purposes of SFAS 123(R).
The Company supplementally advises the Staff that Steven Roth is a senior investment professional who is a partner of GLG Partners Services LP (“GPS LP”) holding capital interests and discretionary profits interests and Greg Coffey is a former senior investment professional who ceased providing services to the Company in October 2008 and who formerly held capital interests and discretionary profits interests in GPS LP indirectly through Saffron Woods Corporation.
     Distributions, page F-16
          20. As indicated on page 49, we note you have made distributions to principals and trustees for the past five years. Please tell us supplementally and disclose why these distributions are not considered compensation expense. To the extent necessary, identify the principals and trustees.
          The Company supplementally advises the Staff as follows:
          For periods prior to the Acquisition, distributions were made to the GLG principals, Noam Gottesman, Emmanuel Roman and Pierre Lagrange (the “Principals”) and, during their time with GLG, certain former principals, Jonathan Green and Philippe Jabre, who, together with Lehman Brothers, collectively at various times during the prior five-year period were the owners of the GLG business. The Company notes that for purposes of this discussion, distributions to the Principals and former principals included distributions to the trustees of their related trusts established for the benefit of each Principal or former principal and his family (the “Trustees”). These distributions were recorded in accordance with the Company’s accounting policies as distributions to owners and not compensation. During 2005, 2006 and 2007, each of the Principals and former principals had annual salaries and benefits of approximately $4.1 to $4.7 million each pursuant to employment agreements with GLG entities, which were treated as compensation. The distributions related to their ownership interests in certain GLG entities and were amounts in excess of salaries and benefits received pursuant to employment agreements. Pursuant to an agreement with Lehman Brothers, a minority GLG shareowner, any amounts paid to the Principals, former principals and Trustees (as a group) in excess of the compensation under the employment agreements were treated as distributions to owners. In addition, in the event of a departure

Securities and Exchange Commission	-18-	December 12, 2008
from GLG, a former principal received a declining percentage of profits distributions consistent with his reduced retained ownership percentage, notwithstanding that he would no longer be providing services to the GLG business. Once paid, the distributions were not subject to recapture or forfeiture.
     Net (Loss)/Income per share of Common Stock, page F-17
          21. You disclose that the dividend rights of the Exchangeable Shares are such that the holders will receive an equivalent dividend to the common share holders. Given these dividend rights, it appears that your Exchangeable Shares may be participating securities as defined in paragraph 60a of SFAS 128. If so, please tell us what consideration you gave to the guidance set forth in EITF 03-6: “Participating Securities and the Two-Class Method under FASB Statement No. 128” for each period you presented earnings per share. Given your loss for the year ended December 31, 2007 ensure you also address the guidance in Issue 5 of EITF 03-6, with specific discussion of whether your Exchangeable Shares have a contractual obligation to share in the losses of GLG Partners, Inc. on a basis that is objectively determinable.
          The Company supplementally advises the Staff that it has determined that the Exchangeable Shares are not participating securities as defined in paragraph 60a of SFAS No. 128 but are convertible securities as defined in paragraph 61. This was noted in Note 2 on page F-10 of the 2007 Form 10-K/A. The impact of these Exchangeable Shares on earnings per share calculation is noted in Note 2 on page F-17 and on outstanding shares on page F-18. For all periods, the Company calculated diluted earnings per share using the if-converted method. For 2007, the Exchangeable Shares were excluded from the calculation of diluted earnings per share as they were anti-dilutive due to the Company incurring a net loss for 2007.
          The Company did not apply the if-converted method for calculating basic earnings per share periods prior to the Acquisition as they were not convertible nor were they participating securities during this period. If they were assumed to be convertible during the pre-Acquisition periods, basic earnings per share under the two class method and if-converted methods would be identical to diluted earnings per share for the 2006 and 2005 fiscal years.
          The Company supplementally advises the Staff that in future filings on Form 10-K and Form 10-Q it will clarify its disclosure of accounting policies for the Exchangeable Shares as follows:
“The Company includes the Exchangeable Shares in its outstanding share calculation on the if-converted method if conversion of these shares into common stock would be dilutive for purposes of the calculation of diluted earnings per share.”
     Note 3. The Acquisition, page F-18
          22. We note that the aggregate purchase price paid for GLG is subject to possible adjustment and that you distributed $118,000 during 2008 in respect of certain

Securities and Exchange Commission	-19-	December 12, 2008
related formulaic distributions. Please tell us why you did not accrue the $118,000 distributable amount as of December 31, 2007.
          The Company supplementally advises the Staff that the Company’s accounting policy is to recognize distributions when declared and as of December 31, 2007, the $118 million amount had not yet been declared by GLG Partners Services LP (“GPS LP”) and GLG Partners LP (“GPLP”). As described in Note 3, the purchase price for the Acquisition was subject to post-closing adjustments on a dollar-for-dollar basis to the extent that the net cash amount as of the closing date was higher or lower than a specified baseline amount (the “excess net cash amount”).
          The Company supplementally advises the Staff of the following:
          Under the terms of the purchase agreement for the Acquisition, the excess net cash amount was permitted to be reduced by dividends and distributions in respect of earnings or surplus or retained capital of the acquired GLG entities, including GLG Partners Services LP (“GPS LP”) and GLG Partners LP (“GPLP”), for any period ending on or prior to the closing date, other than liquidating distributions, and to the extent that any such dividends or distributions were declared but not fully paid prior to the closing date, they were permitted to be paid after the closing date from cash or other working capital available at the closing or cash generated from operations after the closing (other than from borrowings under the Company’s credit facilities or other indebtedness) to shareholders of record, partners, members or other persons identified in the resolutions declaring the dividends or distributions. On November 2, 2007, immediately prior to the closing of the Acquisition, the respective general partners of GPS LP and GPLP took actions to declare distributions to their respective shareholders or partners of record as of November 1, 2007 of amounts to be determined in good faith by a majority of the directors of the applicable general partner to represent the amount of the excess net cash that would have been attributable to GPS LP or GPLP, as the case may be, but for the declaration of such distributions. As of December 31, 2007, the respective boards of directors of the general partners of GPS LP and GPLP had not taken any action to fix the amount of such distributions and, as a result, no accrual was recorded on the Company’s financial statements for such distributions as of that date. On February 8, 2008, the respective general partners of GPS LP and GPLP fixed the amounts of the interim distributions based on preliminary determinations of the amounts of income of GPS LP and GPLP, as the case may be, for the year ended December 31, 2007 available for distributions in the amounts of $64.0 million and $51.4 million, respectively. The $51.4 million distribution was subject to a 30% tax in the United Kingdom, effectively reducing the distribution to approximately $36.0 million. GLG Partners Services Limited, and GLG Partners Holdings Limited, as partners of GPS LP and GPLP, respectively, further distributed the amounts received by them to their shareholders, the former GLG shareowners. The interim distributions were paid on February 8, 2008 and an amount of $100 million was recorded in the Company’s financial statements and an estimate for the remaining $18 million amount was accrued as of March 31, 2008. The final distributions in the aggregate amount of $18.354 million were fixed and paid on August 19, 2008 and the accrued distribution amounts were released.

Securities and Exchange Commission	-20-	December 12, 2008
     Note 5. Credit Facility, page F-19
          23. On page F-13 under Restricted Cash, you disclose that your notes are callable by the note holders on May 2, 2008 and consequently restricted cash is held in current assets. Please expand your discussion of these notes to indicate, if true, that they are callable by holders on May 2, 2008. Given these call provisions, please tell us how you determined that these notes should be classified as non-current instead of as current.
          The Company respectfully advises the Staff that the notes referred to under the heading “Restricted Cash” refer to the loan notes issued by a subsidiary of the Company as part of the consideration paid in the Acquisition discussed in the Company’s response to Staff comment no. 18 and do not relate to the Company’s credit facilities described in Note 5 of the Notes to Combined and Consolidated Financial Statements. As discussed in the Company’s response to Staff comment no. 18, of the $120 million of cash acquisition consideration paid to participants in the equity participation plan, $24 million was in the form of loan notes issued by one of the Company’s subsidiaries. The issuing subsidiary placed the $24 million principal amount of the loan notes in an escrow account, which is disclosed as restricted cash on the face of the balance sheet.
          The Company further notes that while both the loan note asset held by certain members of the limited partnerships (subject to vesting) and the loan note liability of the subsidiary are held as current assets and liabilities, respectively, in the books and records of the entities, they are eliminated as intercompany balances on consolidation in the Company’s consolidated financial statements.
     Note 6. Commitment and Contingencies, page F-20
          24. For each legal proceeding, please tell us and revise your filings, to disclose:
•	The amount of any accrual, if necessary for an understanding of the contingency;

•	The range of reasonably possible loss, or

•	State that such a loss cannot be estimated.
For example, we note that you are involved in several regulatory investigations with AMF that could give rise to administrative fines under French securities laws. However, it is unclear from your disclosure whether it is reasonably possible that losses may result regardless of your decision to appeal the decisions of AMF.
          In response to the Staff’s comment, the Company supplementally advises the Staff that the Company applies the requirements of SFAS No. 5 to its commitments and contingencies, including the regulatory investigations and other matters described in Note 6 of the Notes to the Combined and Consolidated Financial Statements in the 2007 Form 10-

Securities and Exchange Commission	-21-	December 12, 2008
K/A and Note 3 of the Notes to Combined and Consolidated Financial Statements in the Q3 Form 10-Q. With respect to the Alcatel and Vivendi proceedings and the SEC civil action, the fines, penalties and disgorgement and interest were fully paid prior to December 31, 2007 and fully reflected in the Company’s financial statements as of that date. As disclosed in Note 6 of the 2007 Form 10-K/A, with respect to the unfair dismissal claim by a former employee, the Company accrued the $15 million in respect of accrued employment obligations, which were paid in May 2007, and is recognizing the consulting fee of $1.5 million per quarter for each of five quarters as the services are rendered. Finally, with respect to the Infogrames proceeding, an investigation has been initiated but no final decision has been rendered in the matter. The Company further supplementally advises the Staff that the Company believes that any amounts related to this matter are immaterial and does not believe that any additional information is necessary in order to understand the related contingency.
     Note 8. Share-based Compensation, page F-25
     Agreement among Principals and Trustees, page F-26
          25. On page F-27, you indicate that for awards for service providers accounted for under EITF 96-18, fair value is re-measured at period end to the period end closing price of the stock. Please disclose the fair value of the equity instruments accounted for under EITF 96-18 on the date of issuance as well as their remeasured fair value as of each subsequent balance sheet date and quantify their impact on compensation expense as a result of such remeasurement.
          The Company is supplementally providing the Staff with the following additional information and will include substantially similar disclosure in its future filings on Form 10-K:

	Year Ended December 31,
	2007	2006	2005
	(dollars in thousands)

Equity Participation Plan
Fair value of 25,362,713 unvested shares awarded to non-employees at date of grant ($13.70 per share)	$347,469	$—	$—
Fair value of 25,362,713 equity instruments issued to non-employees at reporting date ($13.60 per share)	344,933	—	—
Impact of change in share price on compensation expense during period	255
Restricted Stock Plan
Fair value of 2,400,500 shares awarded to non-employees at date of grant ($13.70 per share)	32,887	—	—
Fair value of 2,400,500 shares awarded to non-employees at reporting date ($13.60 per share)	32,647	—	—
Impact of change in share price on compensation expense during period	19	—	—
* * * * * *

Securities and Exchange Commission	-22-	December 12, 2008
Proxy Statement for 2008 Annual Meeting of Shareholders
General
          26. We note that your proxy statement does not contain the biographical information about your executive officers required by Item 401 of Regulation S-K. This information is required in proxy statements pursuant to Item 7 of Schedule 14A when action is to be taken with respect to the election of directors. Instruction 3 to Item 401(b) of Regulation 8-K permits you to dispense with furnishing this information in your proxy statement provided that the information is furnished in a separate item captioned “Executive officers of the registrant” and included in Part I of your annual report on Form 10-K. We note that you have included this information in Part III of your annual report on Form 10-K for fiscal year 2007. If you choose to rely on Instruction 3 to Item 401(b) of Regulation S-K, please disclose the biographical information about your executive officers required by Item 401 of Regulation S-K in Part I rather than Part III of your annual report on Form 10-K. Please see General Instruction G of Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K.
          The Company notes the Staff’s comment and will disclose in Part I of its annual report on Form 10-K, rather than Part III, the biographical information about its executive officers required by Item 401 of Regulation S-K in accordance with Instruction G of Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K.
Compensation Discussion and Analysis, page 17
     Salary and Bonus, page 18
          27. Please elaborate on the factors used to award the discretionary bonuses.
          The Company notes that as currently described under the heading “Salary and Bonus” in the Compensation Discussion and Analysis (“CD&A”) section of the proxy statement, discretionary annual bonuses are generally based on individual performance in absolute and qualitative terms, as well as team performance and the Company’s overall performance. In response to the Staff’s comment, the Company proposes to expand its disclosure of discretionary annual bonuses under the heading “Salary and Bonus” in CD&A in the Company’s future proxy statements substantially as follows:

Securities and Exchange Commission	-23-	December 12, 2008
“Discretionary annual bonuses are based in part on the individual’s contribution to the generation of profits by the GLG entities which employ the individual, taking into account the nature of the services provided by the individual, his or her seniority and the performance of the individual during the fiscal year. In addition, as a significant portion of the discretionary annual bonus is performance-based, our management also takes into account performance during the year both absolutely and based on established goals for us to generate revenue and profits, leadership qualities of the individual, the individual’s contribution to the growth of the business, operational performance, business responsibilities, length of service, current compensation arrangements and long-term potential to enhance the value for investors in the GLG Funds. Specific factors affecting compensation decisions include:
•	key financial measures, such as fee revenue, operating profit, fund inflows and fund performance;

•	promoting commercial excellence, including by creating new product or investment ideas, improving fund performance, introducing new clients, growing AUM, being a leading market player or attracting and retaining other talented individuals and investors;

•	achieving excellence and respect among senior management, peers and other employees; and

•	enhancing the growth and reputation of our business as a whole.
Although we do not set specific financial performance targets for the individual based on any quantitative formula, the key factors and financial measurements discussed above will be considered together with management’s judgment about each individual’s performance in determining the appropriate discretionary annual bonus in light of our fiscal year performance.”
          28. Please explain why certain of your executive officers have employment agreements with more than one entity (e.g., Mr. Gottesman, whose employment agreements are summarized on page 36).
          In response to the Staff’s comment, the Company notes that GLG organized its entities by function and executives provided different services to these entities based on those functions, necessitating separate employment agreements. In further response to the Staff’s comment, the Company proposes to expand its disclosure under the heading “Salary and Bonus” in CD&A with respect to the employment agreements for Messrs. Gottesman and Roman as follows:
“Noam Gottesman. Effective as of November 2, 2007, Mr. Gottesman, our Chairman of the Board and Co-Chief Executive Officer, entered into substantially identical employment agreements with each of GLG Partners LP, GLG Partners Services LP and the Company, pursuant to which he receives an aggregate annual salary of $1,000,000 each calendar year. The employment agreements with GLG Partners LP

Securities and Exchange Commission	-24-	December 12, 2008
and GLG Partners Services LP, two of the primary operating subsidiaries of GLG, were replacements of prior employment agreements with those entities pursuant to which Mr. Gottesman serves as co-CEO and managing director of GLG Partners LP and provides, among other things, marketing, promotion, client solicitation and other client relation services with respect to the GLG Funds and managed accounts to GLG Partners Services LP. Upon the consummation of the acquisition of GLG on November 2, 2007, Mr. Gottesman entered into the employment agreement with the Company with respect to his additional duties as our Chairman of the Board and Co-Chief Executive Officer. In addition, under Mr. Gottesman’s current employment agreements, he is eligible to receive a discretionary bonus and equity incentive awards, including under our 2007 Long-Term Incentive Plan (the “LTIP”), except that the parties agreed that no awards would be granted to him for 2007.
“Emmanuel Roman. Effective as of November 2, 2007, Mr. Roman, our Co-Chief Executive Officer, also entered into substantially identical employment agreements with each of GLG Partners LP, GLG Partners Services LP and the Company, pursuant to which he receives an aggregate annual salary of $1,000,000 each calendar year. The employment agreements with GLG Partners LP and GLG Partners Services LP, two of the primary operating subsidiaries of GLG, were replacements of prior employment agreements with those entities pursuant to which Mr. Roman serves as co-CEO and managing director of GLG Partners LP and provides marketing, promotion, client solicitation and other client relation services with respect to the GLG Funds and managed accounts to GLG Partners Services LP. Upon the consummation of the acquisition of GLG on November 2, 2007, Mr. Roman entered into the employment agreement with the Company with respect to his additional duties as our Co-Chief Executive Officer. In addition, under Mr. Roman’s current employment agreements, he is eligible to receive a discretionary bonus and equity incentive awards, including under our LTIP, except that the parties agreed that no awards would be granted to him for 2007.”
     Performance Compensation Awards for 2008, page 19
          29. Your disclosure concerning performance compensation awards for 2008 is unclear. On the one hand, you indicate that certain officers received performance compensation awards in March 2008, while later your disclosure suggests that the compensation committee is still determining, or will determine at a later date, the amounts, allocations and criteria for 2008 performance compensation awards. Please tell us, with a view toward future disclosure, your policies and decisions concerning performance compensation awards for 2008. In doing so, please identify the applicable performance targets, including the percentage and target amount of net AUM to be achieved for the bonus pool amount. For each executive officer, describe each element of individual and corporate performance goals that were established to determine the bonus and clarify the extent to which such listed goals for each officer are measured objectively or whether the committee uses discretion to determine whether those goals and objectives have been met.

Securities and Exchange Commission	-25-	December 12, 2008
          In response to the Staff’s comment, the Company proposes to revise the disclosure under the heading “Performance Compensation Awards for 2008” in CD&A to clarify that while at the time of the disclosure in the Company’s proxy statement the performance goals with respect to the size of the bonus pool had been established by the Compensation Committee, which establishes the maximum eligible amount for each eligible executive officer under the award, the determinations with respect to the individual 2008 performance compensation amounts would be determined at a later time in the Compensation Committee’s sole discretion and had not been determined at that time. The revised disclosure would read in its entirety substantially as follows (additions in italics):
     “Performance Compensation Awards for 2008
          The 2007 Long-Term Incentive Plan was designed so that the payment of performance compensation awards under the plan would be deductible under Section 162(m) of the Internal Revenue Code. For 2008, the Compensation Committee established performance goals with respect to a bonus pool amount that would be available for cash payments and made performance compensation awards under the plan to Messrs. Simon White, Jeffrey M. Rojek (our Chief Financial Officer as of March 18, 2008) and Alejandro San Miguel on March 28, 2008 under which these executive officers would be eligible to receive cash performance compensation payments from the available bonus pool. Messrs. Gottesman and Roman have not received any performance compensation awards for 2008. Under the awards, the Compensation Committee established a notional bonus pool amount of $9.0 million for 2008, which would be available for cash payments to the eligible executive officers if the performance goals were satisfied. The actual bonus pool amount will be equal to the percentage of a target amount of net AUM achieved by the Company as of December 31, 2008, multiplied by the notional bonus pool amount, subject to a maximum bonus pool amount of $9.0 million (which would be achieved at 100% of the target net AUM amount). No bonus pool will be available and no bonus will be paid if net AUM falls below a certain minimum performance target amount. We believe that the target net AUM amount for 2008 is set at a level which would be achievable by the Company if the Company meets its current business plan. Depending on the Company’s 2008 performance, the actual amount available for the bonus pool may be less than or equal to the notional bonus pool amount of $9.0 million.
          Under the awards, the 2008 performance compensation amounts for each individual eligible executive officer will be determined by the Compensation Committee in its sole discretion, subject to the maximum amounts of the actual bonus pool amount allocable to each of Messrs. White, Rojek and San Miguel being one-third of the actual bonus pool amount. The Compensation Committee retains the sole authority to exercise negative discretion to allocate all, less than all or none of the actual bonus pool amount to the eligible executive officers within such maximums. If the Compensation Committee allocates less than the maximum amount to an eligible executive officer, the unallocated amount will not be available for allocation to any other eligible executive officer. The Company’s philosophy is to have a significant amount of performance-based compensation for its executive officers that

Securities and Exchange Commission	-26-	December 12, 2008
is tied to the performance and profitability of the business. While the specific criteria the Compensation Committee will consider in making its bonus allocation decisions for each individual eligible executive officer has not yet been determined and will not be determined until a later date, we expect that the Compensation Committee (which is comprised of a majority of independent directors) in exercising its discretionary authority will consider, among other things, the individual executive officer’s responsibilities, achievements, contributions to the performance of the Company for 2008, our results of operations, earnings per share and adjusted net income per non-GAAP weighted average fully diluted share for 2008, the performance of our funds and our success in attracting and retaining AUM for 2008.”
          In response to the Staff’s comment, the Company notes that at the time of the disclosure in CD&A, the Compensation Committee had not yet determined the specific individual and corporate goals and objectives for each individual eligible executive officer, and, therefore, the Company is unable to provide the information as requested in the Staff’s comment. However, the Company did disclose in CD&A some of the criteria that the Compensation Committee is expected to consider in exercising its negative discretion to allocate the performance-based bonus amounts for 2008, which include the individual executive officer’s responsibilities, achievements, contributions to the performance of the Company for 2008, the Company’s results of operations, earnings per share and adjusted net income per non-GAAP weighted average fully diluted share for 2008, the performance of the GLG Funds and the Company’s success in attracting and retaining AUM for 2008
          The Company further supplementally advises the Staff that that the identification and disclosure of the applicable performance targets (the “Target Amounts”), including the percentage and target amount of net AUM, to be achieved for the bonus pool amount would be competitively harmful to the Company and, consequently, its commercial success. The Target Amounts are target levels with respect to specific quantitative or qualitative performance-related factors considered by the Company’s Compensation Committee of the type discussed in Instruction 4 to Item 402(b) of Regulation S-K, which would not be required to be disclosed pursuant to such Instruction. The Company believes that disclosure of the Target Amounts would harm its competitive position with respect to the recruitment and retention of its employees, as well as negatively affect employee morale. If the Target Amounts are made available to the Company’s competitors in the alternative asset management industry, particularly those who are not required to provide such disclosure, such competitors may have an unfair advantage over the Company. As the source of innovation and performance in the alternative asset management industry, human capital represents an important resource. The Company regularly reports AUM to the public in its periodic reports filed with the SEC as a key measure of the Company’s performance, and disclosure of the formula used to determine the executives’ performance targets based on AUM values would effectively provide the Company’s competitors with insight into the Company’s proprietary internal planning and performance measures. The Company’s competitors will be able to identify, among other things, the Company’s compensation and employment policies and operational metrics, and could use the information to compete with the Company for the services of key personnel. As required by Instruction 4 to Item 402(b) of Regulation S-K, the Company described in CD&A how likely it would be for the Company to achieve the undisclosed target levels, based on information then available to the

Securities and Exchange Commission	-27-	December 12, 2008
Company. The Company notes that it has previously received confidential treatment of similar AUM-based performance targets with respect to certain performance-based equity awards granted to an executive officer of the Company.
     Distributions and Limited Partner Profit Shares, page 20
          30. Please quantify the distributions to each executive officer and disclose the established goals for the company, the actual results achieved by the company, and how you evaluated whether the goals were met. See Item 402(b)(2)(v) and (vi) of Regulation S-K. Please also describe the elements of individual performance and contribution that are taken into account when determining distributions for each named executive officer. See Item 402(b)(2)(vii) of Regulation S-K.
          In response to the Staff’s comment, the Company notes that the amounts of distributions to each named executive officer receiving a distribution (Messrs. Gottesman, Roman and White) for fiscal 2007 were disclosed under “Compensation of Executive Officers”. As described in the first paragraph of that section, the distributions were in respect to their direct or indirect ownership interests in GLG’s businesses and/or limited partner profit shares. The Company supplementally advises the Staff that there were no pre-established goals for the Company with respect to distributions to the eligible named executive officers. For fiscal 2007, the distributions to the owners of the GLG business were determined at an interim date in September 2007 based on year to date results and after the end of the fiscal year based on the Company’s actual 2007 results and, in each case, discussions among the Principals and the Trustees with respect to individual contributions to the performance of the business for fiscal 2007. The Company further supplementally notes that the distributions to Messrs. Gottesman and Roman related to the pre-Acquisition ownership by them of equity interests in GLG and following the payment of the distributions in the aggregate amount of approximately $118.4 million to the former GLG shareowners described in the Company’s response to Staff comment no. 22, no further distributions in respect of their GLG ownership interests will be made to Messrs. Gottesman and Roman. Instead, they will be entitled to receive dividends in respect of their ownership of shares of the Company’s common stock and/or the Exchangeable Shares, as the case may be, to the same extent that other shareholders of the Company receive dividends. As a result, after 2008, no further discussions of distributions based on ownership interests in the GLG entities will be necessary.
          With respect to Mr. White’s distributions in respect of his limited partner profit shares, the Company supplementally advises the Staff that as described under the heading “Certain Relationships and Transactions with Related Persons — Limited Partner Profit Share Arrangement” in the proxy statement, Mr. White is entitled to limited partner profit distributions as a member of each of Laurel Heights LLP and Lavender Heights LLP based on profits distributed to the LLPs by GLG Partners LP and GLG Partners Services LP, respectively. These discretionary profit distributions to the LLP members, including Mr. White, are determined by the managing members of the LLPs, whose decisions since completion of the Acquisition are controlled by the Company, acting upon the recommendation of the Compensation Committee with respect to any executive officer of the Company. Furthermore, as described under the heading “ — Distributions and Limited Partner Profit

Securities and Exchange Commission	-28-	December 12, 2008
Shares”, discretionary limited partner profit share is based on the individual’s contribution to the generation of profits by GLG Partners LP and GLG Partners Services LP, taking into account the nature of the services provided to the Company by each individual, his or her seniority and the performance of the individual during the period, and although no specific financial performance targets are established for any individual based on any quantitative formula, the key factors and financial measurements discussed in that section of CD&A will be considered together with management’s judgment about each individual’s performance in determining the appropriate compensation in light of the performance of the Company. The Company supplementally advises the Staff as follows and will include substantially the following in its discussion of limited partner profit share under CD&A in its future filings:
“The Company believes that this approach provides the Company with the flexibility to allocate profits based on individual performance in the context of the Company’s overall performance each year, as determined in its sole discretion.”
* * * * * *
     Forms 10-Q for the Quarterly Periods Ended March 31, 2008 and June 30, 2008
General
31. Please address the above comments in your interim filings as well.
The Company notes the Staff’s comments.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16
Six Months Ended June 30, 2008 Compared to Six Months Ended June 30, 2007, page 33
          32. You indicate that there was $400.5 million of acquisition-related compensation expense for the six month period ended June 30, 2008. On page 34, you indicate that there was $140.3 million of acquisition-related compensation expense for the three months ended March 31, 2008. Please tell us and disclose why acquisition-related compensation expense increased significantly from the first quarter to the second quarter of fiscal 2008.
          The Company respectfully advises the Staff that Acquisition-related compensation was $260.2 million for the first quarter of the 2008 fiscal year and decreased to $140.3 million for the second quarter of 2008 (representing a total of $400.5 million for the six month period), primarily due to the following:
•	significant forfeitures during the second quarter resulting in both reversal of previously recognized compensation and the elimination of continuing compensation expenses totaled $90 million;

Securities and Exchange Commission	-29-	December 12, 2008
•	a reduction in the share price of the Company’s common stock from $11.87 to $7.80 per share led to a $18 million reduction in the compensation expense for awards accounted for under EITF 96-18; and

•	a change in the forfeiture assumption from a flat 10% per award for the restricted stock plan and $0 for equity participation plan, LTIP and agreement among principals and trustees to a 10% per annum assumption for all categories except the agreement among principals and trustees led to a reduction in compensation expense of $8 million.
* * * * * *
As requested, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments in the Company’s filings do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or by any person under the federal securities laws of the United States.
          Please telephone Sey Hyo Lee at (212) 408-5122, of this office, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to Mr. Lee by facsimile at (646) 710-5122.
Sincerely,

Chadbourne & Parke LLP
VIA EDGAR AND BY HAND

cc:	Securities and Exchange Commission Mr. Rufus Decker Dietrich King, Esq. Brigitte Lippmann, Esq. Mr. Ernest Greene Ms. Jeanne Baker

GLG Partners, Inc. Mr. Jeffrey Rojek Alejandro San Miguel, Esq.